KWESST Updates Investors On Business Ramp-Up In Fiscal Q2, Outlook For Q3

▪ ARWEN orders, backlog continue to grow following reorganization

▪ Outlook on military digitization revenue strengthens

OTTAWA, March 21, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE; TSXV: KWE, KWE.WT.U) ("KWESST" or the "Company") today updated investors on the ramp-up of business in Fiscal Q2 2024 ending March 31st, 2024 ("Q2") and the outlook heading into Fiscal Q3 ending June 30, 2024 ("Q3").

"Reorganization of our ARWEN business in Q2 and ramp-up of our military digitization business have provided stronger revenue visibility, which we are pleased to share with investors", said Sean Homuth, KWESST President and CEO.

ARWEN Business Grows Following Re-organization

KWESST stated that its ARWEN business, which it reorganized in late 2023, has been able to increase customer shipments in Q2 six-fold over Q1 (including shipments anticipated through end-March). Anticipated Q2 revenue (CAD $226K) represents a run rate of approximately CAD $1 million annually which is more than double ARWEN revenue for fiscal 2023 of CAD $400K. The Company foresees continued growth in the foreseeable future starting in Q3 and beyond, driven in part by take-up of its new 40mm baton cartridge, with many law enforcement agencies in North America building up their inventories of less lethal products in response to anticipated escalation in frequency and severity of incidents of public unrest.

"I'm pleased with our team's progress in simplifying, outsourcing and improving the responsiveness of the ARWEN supply chain." Said Homuth "The ARWEN brand has been relied upon by law enforcement for over 40 years as a critical alternative to lethal force in high-risk policing operations. The introduction of 40mm products addressing the largest part of the install base in the market as well as supply chain improvements, position us well to drive meaningful growth in the business."

Key Military Digitization Programs

The DSEF (Directorate Land Command Systems Program Management Software Engineering Facility) program has ramped up and KWESST has filled approximately half (5) of the positions required to staff the initial works tasks that are expected to yield approximately CAD $2.2 million annually in revenue (over the 5-year initial contract term). Progress against work has been slower than anticipated due to logistical delays with the customer. Upon staffing of the initial 11 positions, the Company expects further work tasks that will grow the annualized revenue beyond this level. The Company's maximum workshare under the program represents approximately CAD $5 million per year in revenue over the 5-year initial contract term.

In our press release of February 15, 2024 the Company announced that it expected to be under subcontract with a global defense contractor by mid-May to provide digitization services for a G7 miliary program with work scope of similar scale to the DSEF program. The Company is pleased to guide that, while not yet complete, it now expects to be under contract within a month with work and revenue commencing mid-April on the program. The Company now expects the maximum workshare under this task-based program to be approximately CAD $48 million for the initial 6-year term of the subcontract. The revenue impact for the Company depends on timing and extent of task orders issued by the customer.

"The substantial progress made on the development of our digitization business demonstrates success in executing on our strategy of winning and delivering on long-term strategic military programs with multi-year revenue stability. We've demonstrated our ability to attract top talent to the DSEF program, and have also built a solid initial team that stands ready to deploy on the new program." Said Homuth

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada with operations in Guelph, Ontario Canada, and Youngsville, North Carolina, USA as well as representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and fulfill staffing requirements, statements of work and orders for its products in 2024 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, ramp-up of the DSEF Program, consummation of the G7 military digitization contract, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Admini-strators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.